TSMC Reports First Quarter EPS of NT$8.70

HSINCHU, Taiwan, R.O.C., Apr. 18, 2024 -- TSMC (TWSE: 2330, NYSE: TSM) today announced consolidated revenue of NT$592.64 billion, net income of NT$225.49 billion, and diluted earnings per share of NT$8.70 (US$1.38 per ADR unit) for the first quarter ended March 31, 2024.

Year-over-year, first quarter revenue increased 16.5% while net income and diluted EPS both increased 8.9%. Compared to fourth quarter 2023, first quarter results represented a 5.3% decrease in revenue and a 5.5% decrease in net income. All figures were prepared in accordance with TIFRS on a consolidated basis.

In US dollars, first quarter revenue was $18.87 billion, which increased 12.9% year-over-year but decreased 3.8% from the previous quarter.

Gross margin for the quarter was 53.1%, operating margin was 42.0%, and net profit margin was 38.0%.

In the first quarter, shipments of 3-nanometer accounted for 9% of total wafer revenue; 5-nanometer accounted for 37%; 7-nanometer accounted for 19%. Advanced technologies, defined as 7-nanometer and more advanced technologies, accounted for 65% of total wafer revenue.

“Our business in the first quarter was impacted by smartphone seasonality, partially offset by continued HPC-related demand,” said Wendell Huang, Senior VP and Chief Financial Officer of TSMC. “Moving into second quarter 2024, we expect our business to be supported by strong demand for our industry-leading 3nm and 5nm technologies, partially offset by continued smartphone seasonality.”

Based on the Company’s current business outlook, management expects the overall performance for second quarter 2024 to be as follows:

•Revenue is expected to be between US$19.6 billion and US$20.4 billion;
And, based on the exchange rate assumption of 1 US dollar to 32.3 NT dollars,
•Gross profit margin is expected to be between 51% and 53%;
•Operating profit margin is expected to be between 40% and 42%.

TSMC’s 2024 first quarter consolidated results:

(Unit: NT$ million, except for EPS)

	1Q24 Amount[a]	1Q23 Amount	YoY Inc. (Dec.) %	4Q23 Amount	QoQ Inc. (Dec.) %
Net sales	592,644	508,633	16.5	625,529	(5.3)
Gross profit	314,505	286,500	9.8	331,768	(5.2)
Income from operations	249,018	231,238	7.7	260,205	(4.3)

Income before tax	266,543	244,275	9.1	278,281	(4.2)
Net income	225,485	206,987	8.9	238,712	(5.5)
EPS (NT$)	8.70[b]	7.98[c]	8.9	9.21[c]	(5.5)
a: 1Q2024 figures have not been approved by Board of Directors
b: Based on 25,930 million weighted average outstanding shares
c: Based on 25,929 million weighted average outstanding shares

About TSMC
TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 288 distinct process technologies, and manufactured 11,895 products for 528 customers in 2023 by providing broadest range of advanced, specialty and advanced packaging technology services. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.
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TSMC Spokesperson: Wendell Huang Senior Vice President and CFO Tel: 886-3-505-5901	Media Contacts: Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext.7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com